CRONATRON WELDING SYSTEMS

DRUMMOND AMERICAN

LAWSON

LAWSON PRODUCTS

ASSEMBLY COMPONENT SYSTEMS

C·B LYNN

CB LYNN

KENT AUTOMOTIVE

KENT AUTOMOTIVE

LAWSON PRODUCTS, INC.
2001 ANNUAL REPORT

Contents

Five Year Selected Financial Data

	2001	Percent Change	2000	1999	1998	1997
Net Sales[1]	$379,407,075	+8.7	$348,967,486	$328,987,099	$301,831,128	$286,638,316
Income Before Income Taxes	17,142,193	-64.0	47,565,673	40,269,981	33,590,229	35,723,277
Net Income[2]	8,787,193	-68.8	28,135,673	23,927,981	19,474,229	21,350,277
Total Assets	232,780,365	+4.5	222,721,466	215,990,877	198,982,290	188,974,415
Return on Assets (percent)	3.8	-70.0	12.6	11.1	9.8	11.3
Noncurrent Liabilities	40,520,140	+40.0	28,946,453	27,525,033	25,246,269	24,577,547
Stockholders' Equity	159,898,075	+0.0	159,912,465	150,039,989	142,934,735	139,925,387
Return on Average Equity (percent)	5.4	-71.0	18.6	16.5	13.5	16.0
Per Share of Common Stock:						
Basic Net Income	$0.91	-68.1	$2.85	$2.29	$1.77	$1.91
Diluted Net Income	0.91	-68.1	2.85	2.29	1.76	1.91
Stockholders' Equity[3]	16.51	+1.8	16.22	14.37	12.97	12.55
Cash Dividends Declared	.64	+6.7	.60	.57	.56	.54
Basic Weighted Average Shares Outstanding	9,684,510	–1.8	9,859,610	10,444,076	11,023,934	11,153,091
Diluted Weighted Average Shares Outstanding	9,708,299	–1.7	9,873,680	10,445,836	11,041,819	11,175,232

[1] *Net sales for the years 2001, 2000 and 1999 were positively impacted by the acquisition of ACS/SIMCO in the third quarter of 1999. In addition, net sales for 2001 were also positively impacted by the acquisition of the North American Industrial Products and Kent Automotive Divisions in March 2001.*

[2] *In 2001, the Company recorded non-recurring charges for the write-off of capitalized software and implementation costs related to an enterprise information system project which the Company decided to discontinue as well as a promotional program related to the acquisition of Premier operations. These charges reduced net income by $5,138,000 and $2,021,000, respectively. During 2000, the Company recorded a gain of $2,136,000 as a result of the sale of the Company's interest in a real estate investment. In 1999 and 1998, the Company recorded special charges for compensation arrangements related to management personnel reductions and retirements which reduced net income by $1,760,000 and $1,520,000, respectively. Additionally, in 1999, a gain of $554,000 was recorded on the sale of marketable securities.*

[3] *These per share amounts were computed using basic weighted average shares outstanding for all periods presented.*

To Our Stockholders

Last year was the most significant year for our Company in many years. It was a period in which we implemented a new long-term strategy to ensure growth for years to come.

Sales increased 9% to $379.4 million, a new record. However, net profits were down as we continued with our plan of reinvestment to enhance the long-term performance of the "Family of Businesses." We also recognized a $5.1 million non-cash charge for a discontinued software project. At the same time, we clarified the direction of our sales and distribution efforts, successfully managed our capital resources and positioned the Company to gain increased market share, and to do well under difficult economic conditions.

Much of 2001 was spent on the integration of experienced field and inside sales people who came to us through the March, 2001 acquisition of certain assets of one of Lawson's primary competitors. Over 320 experienced field sales agents increased our field sales force to approximately 2,000 people. And, our new 70-person inside sales and customer relationship group brought a new dimension to the ways in which we go to market with our products and services.

The sales generated as a result of the acquisition have already surpassed expectations. Yet, we believe we have just begun to benefit from its potential. Our inside sales force will help us penetrate geographic areas which our field sales agents are not yet servicing. This will facilitate the expansion of each of our businesses into those areas and enhance our customer service capabilities.

The fact that we have successfully integrated the Company's largest acquisition, only begins to tell the story of reinvigorated growth in our "Family of Businesses." In the past year, we:

- Added 10,000 square feet of space to our Dallas facility.
- Commenced construction of an additional 10,000 square feet at our Fairfield, New Jersey facility.
- Planned a 25,000 square foot expansion of our Mississauga, Ontario facility.
- Leased 25,000 square feet of office space in Cleveland for occupancy April 1, 2002.
- Began a search for an additional 50,000 square foot facility in Reno.
- Leased 114,000 square feet of additional space in Des Plaines near our corporate headquarters for occupancy April 1, 2002.

These new or expanded facilities will provide the physical space we need to support the needs of our current customers, and allow us to grow. The new space near our corporate headquarters in Des Plaines, Illinois will provide additional capacity for the distribution activities of Lawson and ACS. It will also provide a Midwest distribution point for products of Kent Automotive and Cronatron, and allow us to consolidate slower moving items inventoried by our businesses as part of a strategy to increase inventory turns. In Reno, we are planning an expansion to serve as a blending facility for Drummond, and as a distribution center for products sold by Drummond, Kent, Cronatron and ACS. In Cleveland, we are relocating and planning for the expansion of our newly acquired inside sales force.

We have a growing operation in Canada. Construction is scheduled to start this Spring at our Mississauga facility to meet the distribution requirements for products of Lawson, Cronatron, ACS and Kent in the Canadian market. Our plans also allow for the distribution of Drummond products in the Canadian market, which we intend to serve in the near future.

Our business is also growing in Mexico and the United Kingdom. In Mexico, we completed a reorganization of our operation, enhanced our talent base, and realized increased sales. In the United Kingdom, we have entered into supply contracts which are expected to enhance our growth over the near term. Toward the end of 2001, we negotiated the acquisition of the existing product line and customer base of a small distribution business in the United Kingdom. We completed the acquisition of certain assets of Birmingham Products, Limited during March, 2002.

Continued profitable growth will depend primarily upon increasing sales. We recognize that our sales forces are among the most professional and best equipped in our industry, and the single greatest asset of each of our businesses. For this reason, the Company continued to invest heavily in its sales forces during 2001.

We have expanded our National Accounts Group. Now numbering 19 seasoned professionals, this group is working to secure multi-location and multi-national customers which, in the past, were generally inaccessible to us. Product education was another focus of our investments during 2001. Additional education programs were necessitated by rapid growth in product lines and further specialization at each of our businesses.

Incentive-based programs for field agents now encourage and facilitate ownership of computers and software solutions. These programs are designed to computerize and simplify the lives of every sales agent, allowing each person to be more productive. We also reorganized the product development, marketing, and revenue management groups to make each of them more efficient and more accountable.

Despite all of these costs, our balance sheet remains healthy. In the twelve months since closing the acquisition, we have repaid approximately $16 million, or two-thirds, of the debt we incurred to finance the acquisition. Additionally, we increased the dividend payable to our stockholders and repurchased shares of Lawson stock from time to time. Profitable growth and sound financial practices will help to ensure the future for our colleagues, their families, our customers, our vendors, and for our stockholders.

Investment in our businesses and our people were the main themes of the Lawson Family of Businesses in 2001. No event epitomized that spirit more than the response of our colleagues to the events of September 11. A generous spirit has been on display throughout our Family of Businesses, including donations of blood, money, time, effort and product.

I am particularly proud of the way the entire Lawson Family rose up as one to support our national community in its time of need. Please see the inside back cover of this Report reflecting an example of the letters of appreciation received as a result of this effort.

For 2002, our focus is on improving the efficiency and productivity of our sales forces and distribution groups. We plan to continue our current programs of providing tools to assist in the growth of all of those in our sales forces - from vice presidents to the newest field agents and inside sales representatives. Our distribution and operations groups will continue to refine their activities to achieve increased performance goals.

Economic downturns offer strong, nimble companies the opportunity to gain market share. Entering our 50th year, we are not only weathering a tough economy, but also improving our business and reinforcing our Company's ability to face up to and conquer new challenges.

We could not have succeeded without the dedicated efforts of each of our colleagues within the "Family of Businesses." As we embark upon our next 50 years, it will be this level of dedication and commitment by our people which will enable us to continue achieving even greater successes.

Respectfully,

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

April, 2002

Stock and Financial Data

MARKET PRICES FOR COMMON STOCK

The Company's Common Stock is traded in the over-the-counter market under the NASDAQ symbol of "LAWS." The approximate number of stockholders of record at December 31, 2001 was 908. The following table sets forth the High and Low closing sale prices as reported on the NASDAQ National Market System during the last two years.

	2001		2000	
	High	Low	High	Low
First Quarter	$28.69	$23.38	$24.50	$21.50
Second Quarter	29.30	24.64	24.88	22.00
Third Quarter	29.47	22.79	25.88	23.75
Fourth Quarter	27.80	22.55	27.75	22.88

CASH DIVIDENDS PAID PER SHARE

	2001	2000
First Quarter	$.16	$.15
Second Quarter	.16	.15
Third Quarter	.16	.15
Fourth Quarter	.16	.15
	$.64	$.60

CLASSES OF SIMILAR PRODUCTS

The Company's products may be grouped into the following classes of similar products, each of which accounted for the indicated percentages of consolidated revenues:

	Percent of Consolidated Revenues		
	2001	2000	1999
Fasteners, fittings and related parts	45%	47%	46%
Industrial supplies	47	49	50
Automotive and equipment maintenance parts	8	4	4
	100%	100%	100%

Consolidated Balance Sheets

	December 31, 2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,986,556	$ 7,911,710
Marketable securities	1,737,129	29,972,654
Accounts receivable, less allowance for doubtful accounts (2001 – $1,803,179; 2000 – $1,658,585)	44,314,400	40,823,141
Inventories	65,542,890	55,228,380
Miscellaneous receivables	2,981,961	2,696,986
Prepaid expenses	9,027,089	6,658,687
Deferred income taxes	2,471,000	1,857,000
Total Current Assets	133,061,025	145,148,558
Property, plant and equipment, at cost, less allowances for depreciation and amortization (2001 – $45,931,265; 2000 – $41,571,230)	39,059,470	39,404,599
Other assets:		
Marketable securities	—	400,832
Investments in real estate	945,000	705,000
Cash value of life insurance	16,390,758	15,795,812
Deferred income taxes	10,679,000	9,212,000
Goodwill, less accumulated amortization (2001 – $1,674,529; 2000 – $304,632)	28,809,722	2,431,347
Other	3,835,390	9,623,318
	60,659,870	38,168,309
	$232,780,365	$222,721,466
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Revolving line of credit	$ 4,000,000	$ —
Accounts payable	6,947,987	6,730,250
Accrued expenses and other liabilities	21,414,163	24,517,530
Income taxes	—	2,614,768
Total Current Liabilities	32,362,150	33,862,548
Noncurrent liabilities and deferred credits:		
Accrued liability under security bonus plans	19,296,652	17,968,018
Revolving line of credit	10,000,000	—
Deferred compensation and other liabilities	11,223,488	10,978,435
	40,520,140	28,946,453
Stockholders' equity:		
Preferred Stock, $1 par value: Authorized – 500,000 shares; Issued and outstanding – None	—	—
Common Stock, $1 par value: Authorized – 35,000,000 shares; Issued – 2001 – 9,629,307 shares; 2000 – 9,706,404 shares	9,629,307	9,706,404
Capital in excess of par value	912,921	761,725
Retained earnings	151,553,577	151,065,840
	162,095,805	161,533,969
Foreign currency translation adjustment	(2,197,730)	(1,621,504)
Accumulated other comprehensive loss	(2,197,730)	(1,621,504)
	159,898,075	159,912,465
	$232,780,365	$222,721,466

See notes to consolidated financial statements

Consolidated Statements of Income

	Year ended December 31,		
	2001	2000	1999
Net sales	$379,407,075	$348,967,486	$328,987,099
Cost of goods sold	131,064,519	117,256,150	109,370,225
Gross profit	248,342,556	231,711,336	219,616,874
Selling, general and administrative expenses	221,712,271	188,468,661	178,210,549
Special charges	8,527,101	—	2,932,365
Provision for doubtful accounts	1,901,379	1,419,120	1,065,811
Operating Income	16,201,805	41,823,555	37,408,149
Interest and dividend income	654,257	1,072,730	1,312,312
Interest expense	(705,756)	(7,959)	(7,351)
Gain from sale of partnership interest	—	3,502,336	—
Other income – net	991,887	1,175,011	1,556,871
	940,388	5,742,118	2,861,832
Income Before Income Taxes	17,142,193	47,565,673	40,269,981
Federal and state income taxes (benefit):			
Current	10,126,000	20,012,000	18,275,000
Deferred	(1,771,000)	(582,000)	(1,933,000)
	8,355,000	19,430,000	16,342,000
Net Income	$ 8,787,193	$ 28,135,673	$ 23,927,981
Net Income Per Share of Common Stock:			
Basic	$0.91	$2.85	$2.29
Diluted	$0.91	$2.85	$2.29

See notes to consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock, $1 par value	*Capital in excess of par value*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Comprehensive Income*
Balance at January 1, 1999	$10,663,822	$749,320	$132,208,664	$ (687,071)	$ —
Net income			23,927,981		23,927,981
Other comprehensive income, net of tax: Unrealized loss on marketable securities				(696,000)	(696,000)
Adjustment for foreign currency translation				301,567	301,567
Other comprehensive loss for the year					(394,433)
Comprehensive income for the year					$23,533,548
Cash dividends declared			(5,908,594)		
Purchase and retirement of common stock	(459,900)	(32,316)	(10,027,484)		
Balance at December 31, 1999	10,203,922	717,004	140,200,567	(1,081,504)	
Net income			28,135,673		$28,135,673
Other comprehensive income, net of tax: Unrealized gain on marketable securities				28,000	28,000
Adjustment for foreign currency translation				(568,000)	(568,000)
Other comprehensive loss for the year					(540,000)
Comprehensive income for the year					$27,595,673
Cash dividends declared			(5,875,305)		
Stock issued under employee stock plans	3,750	80,625			
Purchase and retirement of common stock	(501,268)	(35,904)	(11,395,095)		
Balance at December 31, 2000	9,706,404	761,725	151,065,840	(1,621,504)	
Net income			8,787,193		$8,787,193
Other comprehensive income, net of tax: Adjustment for foreign currency translation				(576,226)	(576,226)
Other comprehensive loss for the year					(576,226)
Comprehensive income for the year					$8,210,967
Cash dividends declared			(6,190,716)		
Stock issued under employee stock plans	7,400	159,100			
Purchase and retirement of common stock	(84,497)	(7,904)	(2,108,740)		
Balance at December 31, 2001	$ 9,629,307	$912,921	$151,553,577	$(2,197,730)	

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2001	2000	1999
Operating activities			
Net income	$ 8,787,193	$ 28,135,673	$ 23,927,981
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,740,752	5,986,466	5,977,205
Amortization	2,405,261	677,197	550,254
Provision for allowance for doubtful accounts	1,901,379	1,419,120	1,065,811
Deferred income taxes	(1,771,000)	(582,000)	(1,933,000)
Deferred compensation and security bonus plans	3,399,366	3,922,781	4,651,635
Payments under deferred compensation and security bonus plans	(2,395,036)	(2,420,361)	(2,263,293)
Losses (Gains) from sale of marketable securities	(13,276)	803	(902,960)
Income from investments in real estate	(480,000)	(695,000)	(544,000)
Gain from sale of investment in real estate	—	(3,502,336)	—
Changes in operating assets and liabilities (Exclusive of effect of acquisition):			
Accounts receivable	(5,392,638)	(1,134,140)	(4,276,788)
Inventories	(3,093,011)	256,152	(2,886,074)
Prepaid expenses and other assets	3,258,709	(3,730,055)	(5,757,891)
Accounts payable and accrued expenses	(2,970,360)	(2,770,387)	4,290,592
Income taxes payable	(2,614,768)	(1,717,167)	1,049,135
Other	(315,698)	(961,691)	368,539
Net Cash Provided by Operating Activities	6,446,873	22,885,055	23,317,146
Investing activities			
Additions to property, plant and equipment	(5,228,929)	(3,392,458)	(6,462,348)
Purchases of marketable securities	(13,267,926)	(75,344,146)	(122,774,913)
Proceeds from sale of marketable securities	41,916,388	61,987,598	130,451,955
Proceeds from sale of investment in real estate	—	7,400,000	—
Acquisition of businesses, net of cash acquired	(36,890,933)	—	(10,519,909)
Other	240,000	200,000	490,000
Net Cash Used in Investing Activities	(13,231,400)	(9,149,006)	(8,815,215)
Financing Activities			
Proceeds from revolving line of credit	71,800,000	—	—
Payments on revolving line of credit	(57,800,000)	—	—
Purchases of common stock	(2,201,140)	(11,932,267)	(10,519,700)
Proceeds from exercise of stock options	166,500	84,375	—
Dividends paid	(6,105,987)	(5,951,058)	(5,879,340)
Net Cash Provided by (Used in) Financing Activities	5,859,373	(17,798,950)	(16,399,040)
Decrease in Cash and Cash Equivalents	(925,154)	(4,062,901)	(1,897,109)
Cash and Cash Equivalents at Beginning of Year	7,911,710	11,974,611	13,871,720
Cash and Cash Equivalents at End of Year	$ 6,986,556	$ 7,911,710	$ 11,974,611

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE A – DESCRIPTION OF BUSINESS

Lawson Products, Inc. and subsidiaries principally are distributors of expendable parts and supplies for maintenance, repair and operation of equipment.

NOTE B – SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned. All inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Sales and associated cost of goods sold are recognized when products are shipped and title passes to customers.

Shipping and Handling Fees and Costs: In the fourth quarter of 2000, the Company adopted Emerging Issues Task Force (EITF) No. 00-10 "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 requires companies to reflect all amounts billed to customers in sales transactions as part of net sales. Costs related to shipping and handling fees are included on the Income Statement in the caption Selling, general and administrative expenses and totaled $11,460,000, $10,521,000, and $10,017,000 in 2001, 2000 and 1999, respectively.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment in Real Estate: The Company's investment in real estate representing a limited partnership interest is carried on the basis of the equity method.

Marketable Securities: Marketable equity and debt securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains and losses, declines in value judged to be other-than-temporary, and interest and dividends are included in investment income. The cost of securities sold is based on the specific identification method.

Inventories: Inventories (principally finished goods) are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: Provisions for depreciation and amortization are computed by the straight-line method for buildings using useful lives of 20 to 30 years and by the double declining balance method for machinery and equipment, furniture and fixtures and vehicles using useful lives of 3 to 10 years.

Investment Tax Credits: Investment tax credits on assets leased to others (see Investment in Real Estate) are deferred and amortized over the useful life of the related asset.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Stock Options: Stock options are accounted for under Accounting Principles Board (APB) Opinion No. 25, "Accounting For Stock Issued to Employees." Under APB 25, no compensation expense is recognized because the exercise price of the stock options granted equals the market price of the underlying stock at the date of grant.

Goodwill: Goodwill represents the cost of business acquisitions in excess of the fair value of identifiable net tangible assets acquired. Goodwill is amortized over 20 years using the straight-line method and the carrying value is reviewed for impairment annually. If this review indicates that goodwill is not expected to be recoverable based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced. (See New Accounting Standards)

Foreign Currency Translation: The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of stockholders' equity. Realized foreign currency transaction gains and losses were not significant for the years ended December 31, 2001, 2000 and 1999.

Income per share: Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

Reclassifications: Certain amounts have been reclassified in the 2000 and 1999 financial statements to conform with the 2001 presentation.

New Accounting Standards: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted the new Statement effective January 1, 2001. Statement No. 133 required the Company to recognize all derivatives on the consolidated balance sheet at fair value. The adoption of Statement No. 133 did not have a significant effect on its results of operations or financial position.

In June 2001, the FASB issued Statement No. 141, "Business Combinations" and Statement No. 142 "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests. The Company will apply the new rules of accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the statement is expected to result in an increase in operating income of approximately $1.3 million for 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company has not determined what the effect of these tests will be on earnings and the financial position of the Company.

NOTE C – BUSINESS COMBINATION

On March 30, 2001, the Company purchased certain assets of Premier Farnell's Cleveland based North American Industrial Products (IPD) and Kent Automotive (Kent) Divisions for approximately $28.4 million plus approximately $7.2 million for related inventories. This all-cash transaction was accounted for as a purchase; accordingly, the accounts and transactions of the acquired business have been included in the consolidated financial statements since the date of acquisition. Under the agreement, the Company acquired the field sales, inside sales and customer service professionals, the customer accounts, certain administrative executives, and various intellectual properties, including trademarks and trade names of the divisions in certain territories.

The identifiable intangibles acquired in the acquisitions were recorded at an independent appraised value of approximately $1.4 million, which is recorded as a component of other assets. These intangibles are being amortized over a weighted average estimated life of 15.1 years. The remaining excess of purchase price over net assets acquired of approximately $27 million represents goodwill. The assets acquired were recorded at estimated fair values as determined by the Company's management based on information currently available. Accordingly, the allocation of the purchase price is subject to revision. As the Company only acquired inventory and sales professionals of the IPD and Kent businesses, the Company is unable to provide any meaningful pro forma information of prior period results. Net sales attributed to the acquired division represented approximately $41,252,000 for 2001.

On July 1, 1999, the Company purchased substantially all of the assets and liabilities of SunSource Inventory Management Company, Inc. (SunSource) and Hillman Industrial Division (Hillman), at a cost of approximately $10.5 million with certain contingent purchase price adjustment features based on future operating results. This all-cash transaction was accounted for as a purchase; accordingly, the accounts and transactions of the acquired company have been included in the consolidated financial statements since the date of acquisition. The purchase price exceeded tangible net assets acquired by approximately $3.7 million. This goodwill was being amortized over 20 years using the straight-line method. SunSource and Hillman are distributors of fasteners to the original equipment marketplace. The former business operations of SunSource and Hillman are being conducted by Assembly Component Systems.

NOTE D – SPECIAL CHARGES

In the fourth quarter of 2001, the Company wrote-off capitalized software and implementation costs of a discontinued enterprise information system project. This write-off represents a non-cash charge of $8,527,000 ($5,138,000 net of tax benefits).

In the second and fourth quarter of 1999, the Company recorded special charges of $2,053,000 and $879,000, respectively. These charges were for severance and early retirement benefits to several members of management. These benefits will be paid through 2004. Payments against these accruals of approximately $575,000, $1,033,000 and $323,000 were made in 2001, 2000 and 1999, respectively. In addition, an adjustment to reduce the accrual for approximately $31,000 was made in 2001 to reflect a change in the estimated total severance payments required.

In the fourth quarter of 1998, the Company recorded a special charge of $2,621,000 for severance and early retirement benefits for several members of management. These benefits will be paid through 2003. Payments of approximately $309,000, $626,000 and $1,069,000 were made in 2001, 2000 and 1999 against this accrual, respectively. In addition, an adjustment to reduce the accrual for approximately $129,000 was made in 1999 to reflect a change in the estimated total severance payments required.

NOTE E – MARKETABLE SECURITIES

The following is a summary of the Company's investments at December 31 which are classified as available-for-sale. The contractual maturity of all marketable securities at December 31, 2001 is less than one year.

(In thousands)	*Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
2001				
Obligations of states and political subdivisions	$ –	$ –	$ –	$ –
Foreign government securities	1,737	–	–	1,737
Other debt securities	–	–	–	–
Total debt securities	$1,737	$ –	$ –	$1,737
2000				
Obligations of states and political subdivisions	$ 3,454	$5	$5	$ 3,454
Foreign government securities	7,797	–	–	7,797
Other debt securities	19,122	–	–	19,122
Total debt securities	$30,373	$5	$5	$30,373

The gross realized gains on sales of marketable securities totaled: $13,000, $1,000 and $992,000 in 2001, 2000 and 1999, respectively, and the gross realized losses totaled $0, $2,000 and $89,000, respectively. The net adjustment to unrealized holding gains included as a separate component of stockholders' equity, net of taxes, totaled $28,000 in 2000 while in 1999, the net adjustment to unrealized holding losses included as a separate component of stockholders' equity, net of taxes, totaled $696,000.

NOTE F – PROPERTY, PLANT AND EQUIPMENT

The cost of property, plant and equipment consists of:

	2001	2000
Land	$ 6,597,182	$ 6,649,440
Buildings and improvements	40,905,512	39,145,917
Machinery and equipment	31,214,970	28,955,498
Furniture and fixtures	5,557,969	5,231,947
Vehicles	252,251	217,345
Construction in Progress	462,851	775,682
	$84,990,735	$80,975,829

NOTE G – INVESTMENT IN REAL ESTATE

The Company is a limited partner in one real estate limited partnership. An officer and member of the Board of Directors of the Company has a 1.5% interest as a general partner in this partnership. This interest is subordinated to the Company's interests in distributable cash.

In the fourth quarter of 2000, the Company sold its interest in a real estate partnership for $7,400,000 to the general partners, of which one is an officer and member of the Board of Directors, resulting in an after-tax gain to the Company of $2,136,000. A special committee of outside directors of the Board of Directors approved the sales price after receiving independent appraisals of the property sold.

NOTE H – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	2001	2000
Salaries, commissions and other compensation	$ 5,547,617	$ 7,490,351
Accrued special charges	1,458,054	2,671,088
Accrued and withheld taxes, other than income taxes	2,607,879	2,344,955
Accrued profit sharing contributions	2,843,621	2,606,254
Accrued self-insured health benefits	1,300,000	1,300,000
Cash dividends payable	1,540,689	1,455,961
Other	6,116,303	6,648,921
	$21,414,163	$24,517,530

NOTE I – LINE OF CREDIT

On February 21, 2001, the Company entered into a $50 million unsecured multi-currency line of credit. The Company had $14 million outstanding under the line at December 31, 2001 at an interest rate of 3.06 percent. Amounts outstanding under the line carried interest at 1.5% below the prime rate or .75% over the LIBOR rate as determined by the Company. The line matures on February 21, 2006. Since the line's interest rate floats on a variable basis with either prime or LIBOR, the carrying value of the debt approximates fair value. The Company has classified $4 million of the amount outstanding as current based on the Company's ability and intent to satisfy this portion of the line amount within the next year. The line requires the Company to meet certain covenants, all of which were met on December 31, 2001. The Company paid interest of $605,000 in 2001.

NOTE J – STOCK PLANS

In 2001 and 2000, the Company granted Stock Performance Rights (SPRs) pursuant to an incentive plan adopted in 2000. These SPRs have an exercise price ranging from $24.60 to $28.50 per share. These SPRs vest at 20% per year and entitle the recipient to receive a cash payment equal to the difference between the SPR price and the market value of the Company's common stock when the SPRs are surrendered. No significant compensation expense for the SPRs was incurred in 2001 and 2000.

Additional information with respect to SPRs is summarized as follows:

	Average SPR Exercise Price	*# of SPRs*
Outstanding January 1, 2000	$ —	—
Granted	26.50	71,250 *
Outstanding December 31, 2000	26.50	71,250
Granted	27.08	149,000
Outstanding December 31, 2001	$26.90	220,250

* *Includes 14,250 SPRs vested at December 31, 2001*

The Company also has an Incentive Stock Plan As Amended (Plan), which provides for the issuance of shares of Common Stock to non-employee directors, officers and key employees pursuant to stock options, SPRs, stock purchase agreements and stock awards. 636,627 shares of Common Stock were available for issuance under the Plan as of December 31, 2001.

The Plan permits the grant of incentive stock options, subject to certain limitations, with substantially the same terms as non-qualified stock options. Non-employee directors are not eligible to receive incentive stock options. Stock options are not exercisable within six months from date of grant and may not be granted at prices less than the fair market value of the shares at the dates of grant.

Benefits may be granted under the Plan through December 16, 2006.

Additional information with respect to the Plan is summarized as follows:

	Average Price	*Option Shares*
Outstanding January 1, 1999	$23.34	270,890
Granted	22.44	9,000
Exercised	—	—
Canceled or expired	23.56	(9,700)
Outstanding December 31, 1999	24.18	270,190
Granted	23.56	11,000
Exercised	22.50	(3,750)
Canceled or expired	27.50	(97,050)
Outstanding December 31, 2000	22.86	180,390
Granted	—	—
Exercised	22.50	(7,400)
Canceled or expired	—	—
Outstanding December 31, 2001	$22.87	172,990
Exercisable options at		
December 31, 2001	$22.79	157,990
December 31, 2000	$22.71	157,890
December 31, 1999	$24.44	216,139

As of December 31, 2001, the Company had the following outstanding options:

Exercise Price	$22.44-$23.56	$26.75	$27.00
Options Outstanding	162,990	9,000	1,000
Weighted Average Exercise Price	$23.24	$26.75	$27.00
Weighted Average Remaining Life	4.6	6.3	5.6
Options Exercisable	150,240	6,750	1,000
Weighted Average Exercise Price	$23.52	$26.75	$27.00

Disclosure of pro forma information regarding net income and net income per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes options pricing model.

The Company's weighted average fair value of options granted and assumptions used, were as follows:

	2001	2000	1999
Risk-free interest rate	–	5.22%	6.79%
Dividend yield	–	2.00%	2.00%
Stock price volatility factor	–	.19	.18
Weighted average expected life (years)	–	8	8
Weighted average fair value of options granted	–	$6.25	$6.95

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over the option's vesting period. The pro forma effect on net income is not representative of the pro forma effect on net income in future years because grants made in 1996 and later years have an increasing vesting period.

The Company's pro forma information consisted of the following:

	2001	2000	1999
Net income – as reported	$8,787,193	$28,135,673	$23,927,981
Net income – pro forma	8,738,000	27,968,000	23,565,000
Basic earnings per share – as reported	.91	2.85	2.29
Diluted earnings per share – as reported	.91	2.85	2.29
Basic earnings per share – pro forma	.90	2.84	2.26
Diluted earnings per share – pro forma	.90	2.83	2.26

NOTE K – PROFIT SHARING AND SECURITY BONUS PLANS

The Company and certain subsidiaries have a profit sharing plan for office and warehouse personnel. The amounts of the companies' annual contributions are determined by the respective boards of directors subject to limitations based upon current operating profits (as defined) or participants' compensation (as defined).

The plan also has a 401(k) defined contribution saving feature. This feature, available to all participants, was provided to give employees a pre-tax investment vehicle to save for retirement. The Company does not match the contributions made by plan participants.

The Company and its subsidiaries also have in effect security bonus plans for the benefit of their regional managers and independent sales representatives, under the terms of which participants are credited with a percentage of their yearly earnings (as defined). Of the aggregate amounts credited to participants' accounts, 25% vests after five years and an additional 5% vests each year thereafter. For financial reporting purposes, amounts are charged to operations over the vesting period.

Provisions for profit sharing and security bonus plans aggregated $5,363,000, $5,222,000 and $5,051,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE L – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred income taxes include net operating loss carryforwards of a foreign subsidiary which do not expire. The valuation allowance has been provided since there is no assurance that the benefit of the net operating loss carryforwards will be realized. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

Deferred Tax Assets:	2001	2000
Compensation and benefits	$11,938,000	$12,257,000
Inventory	2,363,000	1,847,000
Net operating loss carryforwards of subsidiary	5,106,000	4,718,000
Accounts receivable	557,000	519,000
Other	1,183,000	873,000
Total Deferred Tax Assets	21,147,000	20,214,000
Valuation allowance for deferred tax assets	(5,106,000)	(4,718,000)
Net Deferred Tax Assets	16,041,000	15,496,000
Deferred Tax Liabilities:		
Property, plant & equipment	675,000	883,000
Investment in real estate	1,767,000	1,949,000
Other	449,000	1,595,000
Total Deferred Tax Liabilities	2,891,000	4,427,000
Total Net Deferred Tax Assets	$13,150,000	$11,069,000

Net deferred tax assets include the tax impact of items in comprehensive income of $1,183,000 and $873,000 at December 31, 2001 and 2000, respectively.

Income (loss) before income taxes for the years ended December 31, consisted of the following:

	2001	2000	1999
United States	$18,522,707	$49,259,320	$41,494,677
Foreign	(1,380,514)	(1,693,647)	(1,224,696)
	$17,142,193	$47,565,673	$40,269,981

The provisions for income taxes for the years ended December 31, consisted of the following:

	2001	2000	1999
Current:			
Federal	$8,348,000	$16,945,000	$15,187,000
State	1,778,000	3,067,000	3,088,000
	10,126,000	20,012,000	18,275,000
Deferred benefit	(1,771,000)	(582,000)	(1,933,000)
	$ 8,355,000	$19,430,000	$16,342,000

The reconciliation between the effective income tax rate and the statutory federal rate is as follows:

	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	6.7	4.2	5.0
Foreign losses	5.1	1.5	1.5
Other items, net	1.9	.1	(.9)
Provision for income taxes	48.7%	40.8%	40.6%

Income taxes paid for the years ended December 31, 2001, 2000, and 1999 amounted to $13,399,000, $21,212,000 and $17,157,000, respectively.

NOTE M – COMMITMENTS

The Company's minimum rental commitments, principally for equipment, under noncancelable leases in effect at December 31, 2001, amounted to approximately $13,490,177. Such rentals are payable as follows: 2002 – $2,657,673; 2003 – $1,871,082; 2004 – $1,624,366; 2005 – $1,312,326; 2006 – $932,460; and 2007 and thereafter – $5,092,270.

Total rental expense for the years ended December 31, 2001, 2000 and 1999 amounted to $3,090,000, $2,783,000 and $2,203,000, respectively.

NOTE N – INCOME PER SHARE

The computation of basic and diluted earnings per share consisted of the following:

	Year ended December 31		
(In thousands, except per share data)	2001	2000	1999
Numerator:			
Net income	$8,787	$28,136	$23,928
Denominator:			
Denominator for basic income per share – weighted average shares	9,684	9,860	10,444
Effect of dilutive securities:			
Stock option plans	25	14	2
Denominator for diluted income per share – adjusted weighted average shares	9,709	9,874	10,446
Basic income per share	$0.91	$2.85	$2.29
Diluted income per share	$0.91	$2.85	$2.29

NOTE O – SEGMENT REPORTING

The Company has three reportable segments: Maintenance, Repair and Replacement (MRO) distribution, Original Equipment Manufacturer (OEM) distribution and manufacturing, and international distribution. The operations of the Company's MRO distribution segment distribute a wide range of MRO parts to repair and maintenance organizations by the Company's force of independent sales agents.

The operations of the Company's OEM segment manufacture and distribute component parts to large OEM manufacturers through a network of independent sales agents as well as internal sales employees.

The international distribution segment consists of the Company's distribution businesses in Canada, Mexico, and the United Kingdom of principally MRO parts.

The Company's reportable segments are distinguished by the nature of products distributed and sold, types of customers, and geographical location.

The Company evaluates performance and allocates resources to reportable segments primarily based on operating income. The accounting polices of the reportable segments are the same as those described in the summary of significant policies except that the Company records its federal and state deferred tax assets and liabilities at corporate. Intersegment sales are not significant.

Financial information for the Company's reportable segments consisted of the following:

	Year ended December 31		
	2001	2000	1999
Net sales			
MRO distribution	$306,917,045	$283,969,540	$274,040,132
OEM distribution	52,350,227	52,001,028	42,435,187
International distribution	20,139,803	12,996,918	12,511,780
Consolidated total	$379,407,075	$348,967,486	$328,987,099
Operating Income (loss)			
MRO distribution	$15,167,119	$39,336,157	$35,084,960
OEM distribution	2,165,731	4,052,210	3,465,508
International distribution	(1,131,045)	(1,564,812)	(1,142,319)
Consolidated total	$16,201,805	$41,823,555	$37,408,149
Capital expenditures			
MRO distribution	$4,496,163	$2,761,755	$5,681,211
OEM distribution	683,937	570,225	520,536
International distribution	48,829	60,478	260,601
Consolidated total	$5,228,929	$3,392,458	$6,462,348
Depreciation and amortization			
MRO distribution	$6,553,422	$5,176,344	$5,074,905
OEM distribution	1,060,392	1,130,394	1,011,618
International distribution	532,199	356,925	440,936
Consolidated total	$8,146,013	$6,663,663	$6,527,459
Total assets			
MRO distribution	$165,126,824	$160,169,065	$155,376,398
OEM distribution	34,183,609	32,181,862	32,763,599
International distribution	20,319,932	19,301,539	17,677,880
Segment total	219,630,365	211,652,466	205,817,877
Corporate	13,150,000	11,069,000	10,173,000
Consolidated total	$232,780,365	$222,721,466	$215,990,877

The reconciliation of segment profit to consolidated income before income taxes consisted of the following:

	Year ended December 31		
	2001	2000	1999
Total operating income for reportable segments	$16,201,805	$41,823,555	$37,408,149
Interest and dividend income	654,257	1,072,730	1,312,312
Interest expense	(705,756)	(7,959)	(7,351)
Gain from sale of partnership interest	—	3,502,336	—
Other - net	991,887	1,175,011	1,556,871
Income before income taxes	$17,142,193	$47,565,673	$40,269,981

Financial information related to the Company's operations by geographic area consisted of the following:

	Year ended December 31		
	2001	2000	1999
Net sales			
United States	$359,267,272	$335,970,568	$316,475,319
Canada	13,998,416	7,980,367	7,154,424
Other foreign countries	6,141,387	5,016,551	5,357,356
Consolidated total	$379,407,075	$348,967,486	$328,987,099

	December 31		
	2001	2000	1999
Long-lived assets			
United States	$61,173,006	$39,155,963	$42,509,070
Canada	6,300,247	2,154,539	2,312,377
Other foreign countries	395,939	525,444	778,652
Consolidated total	$67,869,192	$41,835,946	$45,600,099

Net sales are attributed to countries based on the location of customers. Long-lived assets consist of total property, plant and equipment and intangible assets such as goodwill.

NOTE P – SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS

Unaudited quarterly results of operations for the years ended December 31, 2001 and 2000 are summarized as follows:

	Quarter ended			
2001	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**[1,2]
(In thousands, except per share data)				
Net sales[3]	$83,650	$98,980	$100,000	$96,777
Cost of goods sold[3]	29,937	33,888	35,256	31,984
Income (loss) before income taxes[3]	5,825	6,927	5,838	(1,448)
Provision for income taxes	2,587	2,939	2,525	304
Net income (loss)	3,238	3,988	3,313	(1,752)
Net income (loss) per share of common stock				
Basic	.33	.41	.34	(.18)
Diluted	.33	.41	.34	(.18)
Diluted weighted average shares outstanding	9,730	9,740	9,715	9,652

	Quarter ended			
2000	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**[1,4]
(In thousands, except per share data)				
Net sales	$86,280	$89,632	$88,064	$84,991
Cost of goods sold	29,946	30,458	30,094	26,758
Income before income taxes	10,908	11,381	10,736	14,541
Provision for income taxes	4,463	4,664	4,358	5,945
Net income	6,445	6,717	6,378	8,596
Net income per share of common stock				
Basic	.64	.68	.66	.89
Diluted	.64	.68	.65	.88
Diluted weighted average shares outstanding	10,093	9,895	9,718	9,729

[1] *Inventories and cost of goods sold during interim periods are determined through the use of estimated gross profit rates. The difference between actual and estimated gross profit rates used for interim periods is adjusted in the fourth quarter. This adjustment increased net income by approximately $2,055,000 and $1,349,000 in 2001 and 2000, respectively.*

[2] *The fourth quarter included non-recurring charges for the write-off of capitalized software and implementation costs of an enterprise information system project which the Company decided to discontinue as well as a non-recurring promotional program related to the acquisition of Premier operations. These charges reduced net income by $5,138,000 and $2,021,000, respectively.*

[3] *The Company acquired the business of Premier as of March 30, 2001. The results of the acquisition are included in the quarterly results since the date of the acquisition.*

[4] *The fourth quarter includes a gain of $2,136,000, net of income taxes, relative to the sale of the Company's interest in a real estate investment.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

Net sales for 2001 and 2000 increased 8.7% and 6.1%, respectively, over the immediately preceding years. In 2001, Maintenance, Repair and Replacement (MRO) distribution net sales increased by $22.9 million, including $34.9 million in sales generated by the addition of the field and inside sales representatives from the Industrial Products Division (IPD) and Kent Automotive Division (Kent), of the North American business of Premier Farnell (Premier), acquired March 30, 2001. These sales gains more than offset reduced contributions by other MRO units. International distribution sales were also positively impacted by the sales of IPD and Kent, representing $6.3 million of the segment increase of $7.1 million. Lawson's Original Equipment Manufacturer (OEM) distribution net sales were relatively flat for 2001.

The sales gains realized by our MRO and OEM distribution segments for 2000 resulted from the addition of new customers, a higher average order size throughout Lawson's businesses and from the full year impact of the mid-year 1999 acquisition of our subsidiary, ACS/SIMCO, now combined with Assembly Component Systems (ACS).

Operating income for 2001 decreased $25.6 million, or 61%. The year and MRO results were adversely impacted by the $8.5 million write-off of an enterprise information system which the Company discontinued. Also impacting 2001 was the $3.4 million non-recurring promotional program put in place to support the newly acquired Premier business. Excluding these amounts, the MRO segment's 2001 operating profit was approximately $27.1 million compared to $39.3 million in 2000. The decrease, excluding special items, was due to slightly lower gross margins due to pricing inconsistencies on certain Premier product lines and higher selling, general and administrative expenses (S,G&A). In 2001, the Company incurred significantly higher S,G&A costs to expand the Company's national sales group, integrate approximately 400 sales professionals, absorb over $1 million of transition costs to integrate acquired inventory, and to realign existing warehouses and upgrade information systems. The Company also had $1 million of additional goodwill amortization expense. OEM operating income was down due to lower gross margins resulting from significant pricing pressures.

Operating income for 2000 was up approximately $4.4 million, or 11.8% over 1999. The MRO segment drove the operating income growth due to higher sales and cost containment efforts. OEM distribution also contributed to the earnings improvement.

Net income for 2001 declined 68.8% from 2000 to $8.8 million, while diluted net income per share in 2001 decreased 68.1% to $.91 from $2.85 in 2000. Results for 2001 were negatively impacted by the special charges and increased S,G&A expenses discussed above. Net income for 2000 increased 17.6% over 1999 to $28.1 million, while diluted net income per share in 2000 advanced 24.5% to $2.85 from $2.29 in 1999. Sales gains from our MRO distribution segment discussed above, the after tax gain of $2.1 million on the sale of the Company's interest in a real estate investment, and cost containment efforts were primarily responsible for the increase in net income in 2000 over 1999. Excluding the $2.1 million gain noted above, net income for 2000 was approximately $26.0 million ($2.63 per diluted share), an advance of 3.4% over 1999 net income, exclusive of a $1.8 million special charge, for compensation arrangements related to management personnel retirements and a gain of $600,000 from the sale of marketable securities. Per share net income for 2001, 2000 and 1999 was positively affected by the Company's share repurchases discussed below.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operations for 2001, 2000 and 1999 were $6.4 million, $22.9 million and $23.3 million, respectively. The decline in 2001 was due primarily to the decrease in net income noted above, as well as the impact of increases in accounts receivable and inventories largely associated with additional sales generated by the outside sales representatives of IPD and Kent, and lower operating liabilities. The slight decrease in 2000 was due primarily to the impact of lower operating liabilities which more than offset the gain in net income noted above. Current investments, cash flows from operations and the new $50 million unsecured line of credit have continued to be sufficient to fund operating requirements, cash dividends and capital improvements. Such internally generated funds and the new line of credit are also expected to finance the Company's future growth.

Capital expenditures for 2001, 2000 and 1999, respectively, were $5.2 million, $3.4 million and $6.5 million. Consistent with prior years, capital expenditures were incurred primarily for new facilities, improvement of existing facilities and for the purchase of related equipment. Capital expenditures during 2001 primarily reflect purchases of computer related equipment and improvement of existing facilities and for the purchase of related equipment. Capital expenditures during 2000 primarily reflect purchases of computer related equipment, while in 1999, reflected costs incurred relative to the construction of a new Lawson outbound facility in Suwanee, Georgia and purchases of computer related equipment.

Future obligations and commitments to make future payments under contracts consisted of the following as of December 31, 2001:

(In thousands)	**2002**	**2003**	**2004**	**2005**	**2006**	**2007 and thereafter**	**Total**
Revolving line of credit	$4,000	$ —	$ —	$ —	$10,000	$ —	$14,000
Rental commitments	2,658	1,871	1,624	1,312	933	5,092	13,490
Total contractual cash obligations	$6,658	$1,871	$1,624	$1,312	$10,933	$5,092	$27,490

On March 30, 2001, the Company purchased certain assets of Premier Farnell's Cleveland based North American

Industrial Products and Kent Automotive Divisions for approximately $28.4 million plus approximately $7.2 million for related inventories. The all-cash transaction was accounted for as a purchase; accordingly the accounts and transactions of the acquired business have been included in the consolidated financial statements since the date of acquisition. Under the agreement, the Company acquired the field sales, inside sales and customer service professionals, the customer accounts, certain administrative executives, and various intellectual properties, including trademarks and trade names of the divisions in certain territories. The Company incorporated into its existing operations, Premier Farnell's Premier Fastener, Rotanium Products, Certainium Alloys, CT Engineering, JI Holcomb and Kent Automotive business units in the United States, Canada, Mexico, Central America and the Caribbean.

The assets acquired were recorded at fair values based on actual purchase cost of inventories and valuations of various intellectual properties, including trademarks and trade names of the IPD and Kent divisions. This acquisition did not require a significant investment by the Company in facilities or equipment. The acquisition generated approximately $41.2 million of incremental sales. As the Company only acquired portions of the inventory and sales professionals of the IPD and Kent businesses, the Company is unable to provide any meaningful pro forma information of operating results for 2001 or sales and operating results from the prior period.

In the third quarter of 1999, the Company purchased, for cash, substantially all of the assets and liabilities of SunSource Inventory Management Company, Inc. (SunSource) and Hillman Industrial Division (Hillman), headquartered in Lenexa, Kansas, at a cost of approximately $10.5 million. SunSource and Hillman are distributors of fasteners to the original equipment marketplace. The former business operations of SunSource and Hillman are conducted by ACS.

During 2001, the Company purchased 84,497 shares of its own common stock for approximately $2.2 million. These shares were acquired pursuant to the 1999 Board authorization to purchase up to 500,000 shares. During 2000, the Company purchased 501,268 shares of its own common stock for approximately $11.9 million. Of these purchases, 412,668 shares were acquired pursuant to the 1999 Board authorization and 88,600 shares represented the remaining shares authorized for purchase under the 1998 Board authorization to purchase up to 500,000 shares. During 1999, the Company purchased 459,900 shares of its own common stock for approximately $10.5 million. Of these purchases, 411,400 shares were acquired pursuant to the 1998 Board authorization and 48,500 shares represented the remaining shares authorized for purchase under the 1996 Board authorization to purchase up to 1,000,000 shares. At December 31, 2001, 502,835 shares were available for purchase pursuant to Board authorizations in 2000 and 1999. No shares have been purchased pursuant to the 2000 Board authorization of 500,000 shares and 2,835 shares remain, relative to the 1999 Board authorization. Funds to purchase these shares were provided by investments and cash flows from operations.

CRITICAL ACCOUNTING POLICIES

The Company has disclosed its accounting policies in Note B to the consolidated financial statements. The following provides supplemental information to these accounting policies as well as information on the accounts requiring more significant estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – METHODOLOGY

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on our historical experience of bad debt write-offs as a percent of outstanding accounts receivable. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be revised by a material amount.

INVENTORIES – SLOW MOVING AND OBSOLESCENCE

The Company carries a significant amount of inventories, which provides a competitive advantage in the Company's ability to fulfill the vast majority of its customers' orders the same day received. However, this strategy also increases the risk that portions of the inventory have decreased in value below their carrying cost. To reduce inventory to a lower of cost, or market value, the Company records a reserve for slow-moving and obsolete inventory. The Company defines obsolete as those inventory parts on hand which the Company plans to discontinue to offer to its customers. Slow-moving inventory is monitored by examining reports of parts which have not been sold for extended periods. The Company records the reserve needed based on its historical experience of how much the selling prices must be reduced to dispose of such obsolete or slow-moving products. If experience or market conditions change, estimates of the reserves needed could be revised by a material amount.

IMPACT OF INFLATION AND CHANGING PRICES

The Company has continued to pass on to its customers most increases in product costs and, accordingly, gross margins have not been materially impacted. The impact from inflation has been more significant on the Company's fixed and semi-variable operating expenses, primarily wages and benefits, although to a lesser degree in recent years due to moderate inflation levels.

Although the Company expects that future costs of replacing warehouse and distribution facilities will rise due to inflation, such higher costs are not anticipated to have a material effect on future earnings.

Report of Independent Auditors

To the Stockholders and
Board of Directors

Lawson Products, Inc.

We have audited the accompanying consolidated balance sheets of Lawson Products, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lawson Products, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 28, 2002

Corporate Information

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. Tuesday, May 14, 2002 at Corporate Headquarters.

FORM 10-K

A copy of the Company's 2001 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to stockholders upon written request to the Secretary of the Company.

CORPORATE HEADQUARTERS

Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
847-827-9666
www.lawsonproducts.com

PROFESSIONAL SERVICES

Auditors
Ernst & Young LLP

Legal Counsel
McDermott, Will & Emery
Vedder, Price, Kaufman & Kammholz

SHARE OWNER SERVICES

First Chicago Trust Company, a Division of EquiServe
P.O. Box 2500 • Jersey City, NJ 07303-2500
Telephone: In the United States: 1-800-446-2617
(Operators are available Monday-Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock every day.)
Internet: http://www.equiserve.com
Access your account via the internet: http://gateway.equiserve.com

NASDAQ NATIONAL MARKET

The common stock of Lawson Products is part of the NASDAQ National Market System. Stock quotations are included in the National Market system table in The Wall Street Journal and in leading daily newspapers across the country. These provide the same high, low and closing transaction prices as are shown for securities traded on the New York and other stock exchanges.

BOARD OF DIRECTORS

Sidney L. Port
Chairman, Executive Committee

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

James T. Brophy
(Private Investor)
Chairman, Audit Committee

Bernard Kalish
(Retired CEO, Lawson Products, Inc.)

Robert M. Melzer
(Business Consultant)
Chairman, Nominating Committee

Ronald B. Port, M.D.
(Retired Physician)
Chairman, Variance Committee

Robert G. Rettig
(Consultant)
Chairman, Compensation Committee

Mitchell H. Saranow
(James M. Collins, Senior Lecturer
Harvard Business School)
Chairman, Financial Strategies Committee

Jerome Shaffer
Vice President and Treasurer

GROUP OFFICERS

Robert Blecha
Vice President, Revenue Management - MRO

George H. Buckingham
Vice President, Sales - MRO

Dennis Coomes
Vice President, Sales - MRO

James Degnan
Vice President, Operations

John M. Del Sasso
Vice President, Distribution - MRO

George Goff
Vice President, Manpower Development - MRO

Barney Ruehl
Vice President, Sales Education - MRO

Ronald O. Klein
Vice President, Sales - Kent Automotive

Warren Ludvigsen
Vice President, National Accounts Group

Alan H. Moon
Vice President, International

James L. Schmidt
Vice President, Administration - MRO

Robert J. Spedale
Vice President, Purchasing

EXECUTIVE OFFICERS

Sidney L. Port
Chairman, Executive Committee

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

Jeffrey B. Belford
Office of the President
Chief Operating Officer

Roger F. Cannon
Office of the President
Chief Sales Officer

John J. Murray
Vice President, Corporate Affairs

Stanley Belsky
Chief Executive Officer, OEM Businesses

Jerome Shaffer
Vice President and Treasurer

Joseph L. Pawlick
Chief Financial Officer

Neil E. Jenkins
Secretary and Corporate Counsel

James J. Smith
Vice President, Human Resources

Daniel N. Luber
Vice President
Corporate Planning and Development

Victor Galvez
Controller

William Holmes
Assistant Treasurer

LAWSON DOMESTIC DISTRIBUTION CENTERS

RENO, NEVADA

Frank J. Capallupo
Vice President and General Manager

FAIRFIELD, NEW JERSEY

Gerard Cropanese
General Manager

SUWANEE, GEORGIA

Todd Henry
General Manager

DALLAS, TEXAS

Dean Keith
Vice President and General Manager

ADDISON, ILLINOIS

Michele Schneider
General Manager

DES PLAINES, ILLINOIS

Robert W. Tucibat, II
General Manager

INSIDE SALES CENTER

INDEPENDENCE, OHIO

Janet M. Meyer
Director

SUBSIDIARY OFFICERS

CRONATRON WELDING SYSTEMS INC.

Susan Collins
President and Chief Operating Officer

Robert Davis
Vice President - Sales

DRUMMOND AMERICAN CORPORATION

Daniel J. Jozwiak
President and Chief Operating Officer

ASSEMBLY COMPONENT SYSTEMS

Richard Schwind
President and Chief Operating Officer,
Distribution

AUTOMATIC SCREW MACHINE PRODUCTS COMPANY

Clint Snyder
Vice President and General Manager
Manufacturing

C.B. LYNN COMPANY

Scott McCullough
Vice President and General Manager

LAWSON PRODUCTS, INC. ONTARIO

Scott R. Aimers
Vice President and General Manager

LAWSON PRODUCTS DE MEXICO

Carlos Lopez
Managing Director

LAWSON PRODUCTS LIMITED - UK

Vernon Pearce
Director UK Operations

The Family of Businesses

Systems, Services and Products
Keeping Industry Running
Every Minute - Every Day

LAWSON PRODUCTS, INC.

and named subsidiaries in Canada, Mexico and the United Kingdom: Provides abrasives, electrical items, fasteners, fittings, hardware, hose, hydraulics, pneumatics, supplies and tools, together with engineering consultations and inventory control solutions for the maintenance and repair requirements of customers.

CRONATRON WELDING SYSTEMS, INC.

Provides maintenance and repair operations with metallurgical solutions, welding equipment and supplies, wearplate, rod and powders along with inventory control systems.

DRUMMOND AMERICAN CORPORATION

Provides specialty chemical solutions and inventory control systems to maintenance and repair operations.

ASSEMBLY COMPONENT SYSTEMS, INC.

Provides original equipment manufacturers with just-in-time inventories of custom-ordered component parts and with in-plant or electronic vender-managed inventory systems through electronic commerce mechanisms.

AUTOMATIC SCREW MACHINE PRODUCTS COMPANY, INC.

Manufacturer of specialized screw machine parts for the OEM and MRO marketplaces including ACS and Lawson.

C.B. LYNN COMPANY

A custom solutions provider for obtaining special items and non-stock items supplemental to those products, parts and supplies regularly inventoried by the Family of Businesses.

KENT AUTOMOTIVE

Kent Automotive offers a broad range of specialty, high performance, problem-solving product systems for the automotive collision and mechanical repair aftermarket.

Profile of Lawson Products

Lawson Products is an international seller and distributor of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement marketplace. The Company also manufactures, sells and distributes production and specialized component parts to the original equipment marketplace including the automotive, appliance, aerospace, construction and transportation industries.

The Company offers to customers over 400,000 products including fasteners, parts, chemical specialties, hardware, welding supplies and accessories, pneumatics, hydraulic and other flexible hose fittings, tools, safety items and electrical and shop supplies.

Customers are currently served from seventeen strategically located facilities by approximately 2,000 independent sales agents and 70 inside sales and customer service representatives in the United States, Puerto Rico, Canada, Mexico and the United Kingdom.

Lawson Products was founded in 1952 by Sidney L. Port, Chairman of the Executive Committee.



The City of New York
POLICE DEPARTMENT
Emergency Service Unit
Floyd Bennett Field, Building 90
Brooklyn, N.Y. 11234

February 26, 2002

Mr. Robert Washlow, CEO.
Lawson Products Inc.
1666 east Touhy Avenue
Des Plaines, IL 60016

Dear Mr. Washlow,

The New York City Police Department Emergency Service Unit would like to take this opportunity to extend our sincere thanks to you and your staff for the assistance provided by your company in the time following September 11, 2001.

As you may know the New York City Police Department lost 23 members on that tragic day, of those14 being from our unit.

We were very impressed by the willingness of your staff to assist us, in our time of need. The supplies and equipment provided by your company were invaluable during the rescue efforts at the World Trade Center disaster. We are indeed fortunate to have helpful people, like you, to assist us in our endeavors.

Once again, please accept our thanks on behalf of the Emergency Service Unit, and we look forward to working with you again in the future.

The Officers of the NYPD
Emergency Service Unit

POLICE
EMERGENCY
NYPD
SQUAD

COURTESY • PROFESSIONALISM • RESPECT

Above is a letter received from the Officers of the Emergency Service Unit of the New York City Police Department expressing their gratitude for the assistance provided by the Lawson Family of Businesses during the time following the tragedy of September 11, 2001. Led by the direct personal involvement of our sales representatives in the area and the support of our colleagues in our distribution and operations groups, the Family of Businesses provided and hand delivered needed supplies and equipment to assist in the rescue efforts at the World Trade Center, all in the form of donations. We are proud to be a part of this effort.

Lawson Products, Inc.
Corporate Headquarters

1666 East Touhy Avenue
Des Plaines, Illinois 60018
www.lawsonproducts.com